Filed by UnitedGlobalCom, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company:  UnitedGlobalCom, Inc.
Commission File No. 000-49658

Subject Company:  Liberty Global, Inc.
Registration Statement File No. 333-124583

Note: The slides referenced in the following transcript were filed separately on May 10, 2005 with the Securities and Exchange Commission by UnitedGlobalCom pursuant to Rule 425 under the Securities Act of 1933.

FINAL TRANSCRIPT

Conference Call Transcript

UCOMA - Q1 2005 UnitedGlobalCom, Inc. Earnings Conference Call

Event Duration: 1 hr 10 min

Event Date/Time: May. 10. 2005 / 11:00AM ET

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

Mike Fries

United Global Com - President & CEO

Rick Westerman

United Global Com - CFO

Charlie Bracken

United Global Com - CFO

Gene Musselman

UPC Division - President

CONFERENCE CALL PARTICIPANTS

Alan Gould

Natexis - Analyst

Adam Shotz

First Manhattan - Analyst

Ethan Bellamy

Stifel Nicolaus - Analyst

Paul Kagan

Kagan Capital Management - Analyst

Andred Gundlach

Artimus - Analyst

Chris Wynn

Informer - Analyst

Matthew Harrigan

Janco Partners - Analyst

Ken Albey

Chevro - Analyst

Frank Knowles

NSR - Analyst

Ben Swinburne

Morgan Stanely - Analyst

PRESENTATION

Operator

Good day, gentleman. Thank you for standing by. Welcome to the UnitedGlobalCom first quarter 2005 investor call. This conference call and associated webcast is the property of UnitedGlobalCom, Inc., and any redistribution, retransmission or rebroadcast of this call or webcast in any form without the express written consent of UnitedGlobalCom is strictly prohibited. At this time, all participants are in a listen-only mode. Following today’s formal presentation, instructions will be given for a question-and-answer session. As a reminder, this conference call is being recorded on this date, May 10, 2005. I would now like to turn the conference call over to Mr. Mike Fries, President and CEO of UnitedGlobalCom. Please go ahead, sir.

Mike Fries - United Global Com - President & CEO

Thanks, and welcome everybody. Let me just introduce who is on the call with us this morning. As usual, we have Rick Westerman and Charlie Bracken. And we also have Gene Musselman, President of our Broadband Division. As a reminder, we’ll be speaking from slides today, which are accessible on our website that I think will help summarize pretty well our results. If you’re in that presentation, you’ll see the agenda on slide 4. We’re going to start with some highlights for the quarter followed by a run through the numbers, and a brief update on some key strategic and product initiatives, and then try to get to your questions ASAP.

Before I do that, though, I’ll turn it back to the operator for a Safe Harbor statement.

Operator

Thank you, sir. Page 1 of UGC’s presentation details the Company’s Safe Harbor statement regarding forward-looking statements. In this presentation we are giving guidance for 2005 and are making other forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from what we have said. These risks are described in our 10-Q that we filed today with the SEC. We will also talk briefly about our proposed merger with Liberty Media International. Liberty Global has filed with the SEC a registration statement with respect to this business combination, which includes the definitive joint proxy statement perspectives. To learn more about the merger you should review these documents, especially the joint proxy statement perspectives, those mailed to our stockholders beginning yesterday, and is also available on our and the SEC’s websites.

I would now like to turn the call back over to Mr. Mike Fries.

Mike Fries - United Global Com - President & CEO

Thanks. Now you know why we have the operator read that stuff. Let me start with some highlights on slide 5, subscriber growth. As we foreshadowed in our year-end call, momentum from the fourth quarter really did carry over to the new year for us, and we had another record quarter with over 140,000 net new RGUs added. That’s twice the net adds we delivered in the first quarter last year, and again, we’re using our new RGU methodology, which differs from the USMSOs in that we no longer double count digital customers as both a digital and an analog RGU.

The growth has been driven by our high-speed data and voice services, and we’ll walk you through the numbers, but suffice it to say that we’re exceeding our own internal expectations here today in both of those categories. We now have a total of 11.2 million RGUs on a consolidated basis, again, using that new RGU methodology. And even more importantly, I think, 30% of those RGUs are around 3.3 million, represent advanced services like data voice and digital, where we’re generating between $35 and $40 per month from each of those services. On top of our relatively low revenue analog business, I think the point here is that every advanced service customer really drives the top line growth for us.

Another big story this quarter is our churn. We’ll show you some numbers, but we’re now accruing on average about 0.8% per month across the subscriber base, and I think more importantly we’ve been able to drive significant reductions in our data and digital churn figures, as a result of both bundling and retention activities as well as our continued investment in our network in our services.

Rick and Charlie are going to walk you through the financials, but the highlights are summarized on slide 6. First quarter revenue growth was 38% on a currency adjusted basis, so factoring out any movement in exchange rates in each of our operating countries including Central and Eastern Europe between Q1 ‘04 and Q1 ‘05, and this compares for a full year forecast of about 20%. Operating cash flow growth for the quarter was 28%, again, currency adjusted, which was also targeted to be 20% for the full year.

Operating cash flow for the first quarter was 280 million, or about 1.1 billion on a last quarter annualized basis. The analysts on the call will probably note this figure is not far off our target for the full year. With that in mind, we will be confirming all of our 2005 guidance today.

We’ll dig into our new product activity in a bit more detail toward the end of the presentation, but we are on track in each of our core services as outlined on slide 7. As you know, we launched our digital phone or voice-over IP voice service in Netherlands and Hungary late last year. We just added our third market with a launch in France across the UPC networks. It’s early days of course in France, but if Holland and Hungary are any indication, we do expect pretty good results there. And Holland and Hungary generated over 140,000 sales and 85,000 net adds since our Q4 rollout, which is as indicated earlier, ahead of budget.

Switching to data, we’ll show you where we sit on our product leadership strategy where our goal is to meet competitors on price, but beat them on speed. To that end, we recently launched, for example, our Extreme Broadband Internet service in five countries, with speeds ranging from 10 to 26 megabits and prices that average 70 to 100 Euros per month.

On the video front, we’ve announced further details around our plans to convert our analog customer base in Holland to all digital, and we’re now working towards a fourth quarter rollout of new digital boxes in that market, and today we’ll fill in a few of the details around that project.

And lastly, both our off-net DSL and MVNO wireless initiatives in Holland have reached the commercial-ready phase, and we have officially launched our double-play voice and data DSL products in Utreck extending that, our Dutch footprint, to 150,000 homes, and we are ready for a June launch of the mobile products, which will be our first Quadplay market and I think that if things go well, something we’ll look at in other markets as well.

The punch line here is that we continue to be active and aggressive on the new product side of the business, which is critical, of course, to drive our organic growth.

Just a quick update on a few other initiatives on slide 8. Last month, our Chilean subsidiary BTR completed the acquisition of Metropolis Intercom, hopefully, you’ve seen that announcement. While the regulatory approval process took a bit longer than we had expected, I think the wait was well worth it. Metropolis adds around 275,000 RGUs to our existing subbase of over 1 million in Chile. I won’t go through all the transaction details, but, in summary, we acquired the asset by issuing the Chilean partner a 20% interest in the combined company initiative of $100 million note to Liberty or LMI, convertible in the stock at $10 under certain circumstances.

Given the fact that we completely overbuilt the MI networks in some of the vicinities here is going to be enormous, and should ultimately reach over 30 million per year. Just a reminder that BTRs run rating, over 120 million of operating cash flow on an annualized basis now, so as I mentioned, I think at the Morgan Stanley conference last week, it really continues to out perform and is increasingly a more significant and valuable operating business for us.

We also announced today a transaction to purchase the Irish operations of NTL subject to regulatory approval. We’re going to walk through that in a bit more detail, but I think the rationale is fairly straightforward here. Ireland is the fastest growing Western European economy yet has the lowest broadband penetration today, and I think with our existing Irish operation, the 8.6 forward operating capital multiple that we have reported comes down considerably. So we believe this a smart and accretive deal in a very attractive market for us.

To support our digital plans in Holland, you may have noticed that we’ve been fairly active on the programming front, having recently extended our rights to Champion League Soccer, which really is the premiere European soccer rights to the ‘08-‘09 season, and together with Canal Plus, which is awaiting regulatory approval, we will have secured the key movie and sports programming in this market.

And then lastly, we have nailed the proxy for the Liberty global transaction, and announced at our shareholders meeting to vote on the merger with LMI will be on June 14 here in Denver.

So let me turn over to Rick and Charlie to walk through the results and then I’ll come back on line for product readiness updates. Rick?

Rick Westerman - United Global Com - CFO

Hi. Thanks Mike. We had a terrific first quarter in terms of subscriber growth adding over 140 thousand net new RGUs in the period, and that was up 101% from 69,600 last year. I should mention again that we are no longer double counting a digital RGU as both an analog and a digital RGU, although we are reporting under both methods for convenience and for comparative purposes. Under this new method, we had 11.2 million total RGUs at March 31, with 10.1 million in Europe and over 1 million RGUs in Chile.

A few highlights from the quarter. We added over 100 thousand high-speed Internet subscribers in Q1. That was up 70% from our net gain last year, and driven by our tiering strategy and the speed increases that we have launched across many of our markets. We added 44 thousand to telephony RGUs including 35 thousand from our digital phone or voice launches in the Netherlands and Hungary, and the 44 thousand net gain represents a 5-fold increase from our telephony adds a year ago.

And then finally, you’ll see that our analog cable business was down 35 thousand RGUs under this new single count method, however, a significant portion of the decrease has to do with digital upgrades. Remember that under this new single count method, every time a customer upgrades to digital, we now lose 1 analog RGU and, because we added 23 thousand digital subscribers in the first quarter, our net loss of video RGUs was 12 thousand in the period.

For those following along, I’m on slide 11 and I will switch gears to our financial results revenue for the first quarter, up 46% to 798 million, operating cash flow up 37% to 279 million. Our operating cash flow margin was 35% in the quarter. That’s down from 37% last year due to the lower margin broadband businesses at Noos and at Chorus, as well as Zone Vision at Chellomedia. If you strip out the impact of those three acquisitions, our OCF margin was flat with last year right at 37% despite the fact that we had higher stack and marketing costs associated with the volume increase.

Capital expenditures came in $167 million or 21% of sales. That’s right in line with our full year guidance, and up about 109% from first quarter ‘04. That’s because of higher customer premise equipment with the ramp in unit growth again, and as well as foreign currency, and I’ll get into that more in just a second.

And then finally on this slide, free cash flow for the first quarter was a –35 million due in part to a $50 million payment in the settlement of our Movieco dispute. As many of you know, Movieco is our joint venture with Sony and Disney, and this is dispute that has been ongoing for a while. There will be another approximately $25 million of cost coming through in the second quarter, and then beginning in June, we no longer have the burden of this contract, which has been costing the company approximately $25 million per year over the last several years. Excluding that $50 million payment, cash flow would have been a +14 million in the quarter. That’s down from $36 million of free cash flow last year primarily due to higher CPE costs.

Moving on to Slide 13, we breakdown our top line results by division. Revenue at UPC Broadband in Europe increased 49% on a reported basis to 667 million for the first quarter. In Western Europe sales were up 52% to 506 million. And in Eastern Europe they were up 40% to 150 million.

At our programming business, Chellomedia, revenues were up 65% to 61 million, and our broadband business in Chili reported 18% growth to 85 million in sales for Q1. After intercompany eliminations, total revenue at UGC was up 46% on a reported basis to 798 million.

Charlie will get into the organic growth rates in just a minute, but leaving in the impact of acquisitions and taking out the impact of foreign exchange movements, and I should mention that includes all the non-dollar currencies such that those in eastern Europe, UGC’s currency adjusted revenue growth was 38%, and that’s due largely to the fact that we’ve got the results of Noos and to a lesser extend Chorus in Q1 ‘05 and they’re not in Q1 ‘04. So basically 8 percentage points of our 46% report growth rate, or about 17%, was due to favorable currency movements. I should point out that we are focusing on this metric because that’s what we have based on our full year guidance on, on the target 20% growth rate.

While the average Chilean peso US dollar F/X rate was substantially similar in Q1 ‘05 versus Q1 ‘04, the dollar averaged 1.31 per year over the current period versus 1.25 last year. We should also point out that the eastern European currencies have been strengthening against the Euro and providing a further kick to our reported numbers.

On slide 14, we break down our cash flow results in a similar fashion. Operating cash flow at UPC Broadband increased 39% on a reported basis, 257 million for the first quarter. At our programming business, Chellomedia, operating cash flow was a +4 million, and that’s a $6 million improvement from Q1 ‘04. And then BTR reported a 23% OCF increased to 31 million. After corporate costs and professional fees, total operating cash flow at UGC was up 37% on a reported basis to 279 million compared to 204 million last year. And then just finally adjusting for currency movements, our operating cash flow growth rate including acquisitions was up 28%, and so about a quarter of our reported growth rate came from favorable currency movements.

And with that, I’ll turn it over to Charlie.

Charlie Bracken - United Global Com - CFO

Picking up on what Rick was saying about growth rates on page 15, on the far right hand side, we tried to strip out not just the impact of currency movements, but also the impact of acquisitions. So, on a same store basis, we try to analyze our growth rates.

I think as all of you know, we aspire to double-digit top line growth with OCF growth in excess of that because of our scaled economics. And we were delighted with Q1’s results. In total, the group had 13% revenue growth organically with a particularly strong performance in Central and Eastern Europe with 18%, and BTR and Chile at 17%. And the scaling effect on OCF came through with a 15% growth adjusted for the one time merger cost related to the potential transaction with LMI. Again, strong performers were Central and Eastern Europe with 22% growth and BTR with 21%.

It’s worth putting this in comparison. If you look at this time last year, the organic growth same store figure was 6.7% revenue growth. So, at 13% we are nearly double that figure, which is really very pleasing and is consistent with the strong growth and net adds that we have been seeing.

If you turn to the next page, leverage and liquidity, the balance sheet is also in very good shape. We continue to work on improving the term and maturity and pricing of our financing. As we talked about in our results call, there are actually a number of benefits and improvements to our senior bank facility in Europe. At the end of March, we have $4.9 billion and total cash of $1.1 billion, given us net debt of about $3.8 billion. As a ratio of net debt to last quarter analyzed this year that puts us at about 3.4 times, which is very much within our target of 4 to 5 times for the group as a whole. In addition, we have a lot of liquidity. In addition to the cash that was have, we continue to have an undrawn 1 billion 0 revolver in Europe, two [indiscernible] both of which are long term, and we continue to have valuable stakes in SPS and Allstar, which aggregate 584 million. So in total, we believe our total liquidity cash bank revolver and marketable securities is just shy of $3 billion at the end of the period, which is a really a very strong position for the group to be in.

Finally, on the guidance update, we clearly had a very strong first quarter and we’re delighted to be able to reconfirm all our guidance that we gave you at the end of the Q4 results. Net adds will be 600 thousand, which is 800 thousand under the old methodology or the US methodology. Revenue growth we continue to believe will be an increase of 20%, OCF 20%, and CapEx we still project at 20 to 22% of sales.

With that, I’ll ask Mike to take us through the products.

Mike Fries - United Global Com - President & CEO

Thanks, guys. Next we’re just going to update you briefly on some key product and strategy initiatives in Europe. Beginning on the slide entitled “Digital Migration in Holland.” I think that its important note to that we did announce our plans to migrate our analog sub base to the new digital platform recently. As I mentioned current expansions that we would begin that roll out in the fourth quarter of this year with the goal of reaching over 2 million homes on a fairly aggressive time table. Publicly, we indicated that the total peak funding for the conversion would be approximately 300 million Euro. I can tell you that this is a conservative figure and I think likely to be lower than that.

As I have stated before there are very good reasons for heading down this path. First, by essentially giving every customer a state-of-the-art digital box, we’ll reclaim the digital high ground, so to speak, from our DSL competitors, who I might add have not actually launched any IPTV services, but are sure talking a pretty good game, especially if you listened to KPN’s recent call. Secondly, with almost 90% penetration, it’s obviously, it a natural move to not only perfect our video base but also to provide a gateway for new services, including premium digital programming, like movies and sports, as well as high speed date and voice as each box will have an imbedded cable modem.

And lastly, and this should be self-evident or else we wouldn’t be pursuing this project, the economics are favorable here. We’re not prepared to go into detail at this juncture, but I can tell you that given the scale of this project, the CPE costs are record low and the revenue opportunity meaningful and achievable.

Obviously, we have been preparing for this role out for some time now and the churn of the next slide gives you a flavor for the key work streams here. On the left, you’ll see the 3 key network or technology components. Specifically, development of the digital platform in the OSS, BSS and IT systems that drive the back office. We feel very good about these elements and it should be in the field testing in the July time frame.

On the applications front, the service will world class and when compared to other operators, providing advanced EPG and search functionality, PDR and VOD capabilities, and eventually communication services, like email, entertainment, and gaming. The platform and the road map are fairly advanced and forward-looking. I think that’s a critical message here.

On the content front, we’ve talked about movie and sports programming. We’ll also be adding six to ten thematic channels to the basic lineup, a portion of which we are developing on our own with partners.

And then lastly, we’ve taken delivery of our first shipment of settops from Thompson. We’re happy with both the pricing and the functionality and the specs of the box, which include OBGD middle ware and [indiscernible] conditional accessing.

I don’t want to underestimate the logistical and operational challenges here, as Gene Musselman reminds me regularly, specifically the communications, the delivery, the provisioning, the customer service element with such a large roll out. But we believe that we’re ready and I think it’s clear that the European market is trying for digital after what has been a fairly long road. And we believe that this roll out in Holland will be transformational for us, and it’s also a model we’ll look to duplicate in other markets where it makes sense.

The next slide, entitled “Data Update in Europe.” It’s a brief update on our high-speed data products. We’ve talked quite a bit about our product leadership strategy here. And what we’re trying to do on this chart is give you a visual illustration of our relative competitiveness across markets and across tiers. So, our European countries are listed on the left hand side of the schedule and the dated tiers are listed across the top along with a speed and a price indicator. So if you’ve got this in color, you’ll see that the green dots show where we are outperforming the competition on either price and speeds. And you can see that we are approaching that level in nearly every category. Not surprisingly Holland and France, our most competitive data markets where we have our work cut out for us, we’re essentially on par or better in every category in Holland, but still playing catch-up in France where we recently launched our [indiscernible] product and we’re still in the process of harmonizing our portfolios across the UPC and Noos footprints, and including a voice roll out in Noos, I believe, next week, which should give us a nice boost as well.

The following slide shows you sales result for data and the message here that our continued launch of new tiers and faster product speed along with the voice product has really driven data sales high over the last 9 months or so. You can see that trend on the chart at the bottom of the page. Now the blue bars represent weekly data sales in Europe during 2003 and 2004 for those weeks indicated, and the red bars, which actually go to the bottom of the chart, show the sales those same weeks in 2004 and 2005. So, where we were averaging 7-8 thousand sales per week a year ago, we’re now averaging 12-14 thousand sales per week, and total data net adds including Chili, as Rick mentioned, were over 100 thousand in the first quarter, up 65% from last year. And this momentum has continued into the second quarter.

If you look at our voice roll out on the next slide, I’ll give the following update. As I mentioned at the outset, our digital phone service continues to exceed expectations. As I mentioned 140 thousand in sales since launch last year. We’ve tried to illustrate at the chart at the bottom of the slide our weekly sales figures for Holland compared to last year and set against the background of both marketable and homes ready for service. The key points here I think remain the same. We’re generating weekly sales of between 5 thousand and 6 thousand, which is over 5 times the number of switched telephony sales where we were making in the same period last year on a much larger marketable home base. So in essence, we are achieving on a marketable home base of only 600 thousand. I believe we just released an additional 1 million homes just last week, and another 400 thousand homes should be ready for service and marketing by year-end.

On the next slide, you’ll see how we’re tracking on the bundling front, which is really starting to pick up with the launch of voice. Today in our Triple play markets, 30% of our data customers are Triple play and 50% of our customers take three products on the voice side. A trend which we think will accelerate as we roll out voice. But to date, 50% of our new digital phone sales are generating Triple play customers as well.

Bottom of the chart shows you RGU’s per customer, which we track pretty closely. I think the first point to remember here is that with such a large basic video base, moving these numbers is not easy. But where we have been most successful in Austria and Chili, where we are just under 1.6 RGU’s per household and generating much higher RGU’s per customer, approaching $50 actually in Austria for example, that’s a long way from the world of $5 and $10 video RGU’s, which some of our longer term shareholders would remember, and that also represents significant upside as we drive markets like the Netherlands, which is up 5% over last year to similar figures. If we’re able to do that, we should be able to the double the revenue per household on over 2.3 million Dutch homes. So, with increasing data sales, voicing picking up steam, and the digital migration around the corner, we think that should be achievable.

So, this is driving revenue bundling and has a pretty positive impact on churn. Every operator talks about it and it’s real. You can see that on the next slide “Bundling Benefits.” Internet and voice customers who take two additional services churn out of those products 28% and 55% less respectively, than Double play customers. I think that slide pretty much speaks for itself.

And on the following slide, you’ll see that bundling is only part of the churn story, which has come down year-over-year across all of our products. For example, digital churn is down 52% as a result of improved content offerings in each of our markets, and continued investment and open stability of our platforms in particular. Data churn down nearly 30% year-over-year helped in part obviously by our hearing and speed increase strategy. And as I mentioned earlier, aggregate churn well below 1% at 0.8%. But I think the churn story helps explain both our continued operating efficiency and strong subscriber growth particularly in the last two quarters.

Before wrapping up I will just touch upon the NCL Ireland acquisition in a little more detail here. I have outlined in the press release and the AK we will be paying 325 million Euro around 8-1/2 times estimated 2005 operating cash flow for NCL’s Irish operations, which consist of 530 thousand homes past and over 355 thousand RGUs. Briefly a reference to rational up front but it ultimately comes down to two key things. The first is great market fundamentals. Ireland has been, and is expected to continue to be, the fastest growing colony in Western Europe. Despite this, though the country boasts one of the lowest penetration rates for broadband in the developed world, around 7-8%. This compares to an average of 820 for all the UK countries and mid 30s in places like Belgium and Holland.

So, the opportunity as we see it is to aggressively rebuild or grow out data, as well as voice services in this market place. Secondly it is a natural fit with our own operation in Ireland, Chorus, which as you recall, we bought for a little under six times 2005 estimated operating cash flow. So, together these businesses will reach over 90% of the market of 1.3 million homes and together we should be able to realize pretty meaningful operating and CapEx synergies that should bring a combine acquisition multiple down even further. You no doubt notice the transactions been structured in two steps to accommodate to sellers desire for a quick closing. We expect to get through the regulatory process sometime in the third quarter here.

So, let me wrap up quickly and we will get to your questions. I think as everybody has mentioned it was a very strong quarter from an operating point of view. It is always good when you can come in ahead of budget and the markets general expectations on your key metrics. And as a result of that we did confirm and are confirming all of our guidance for 2005. Despite our aggressive new product launches we continue to be obsessed with operating and capital efficiency here. Everything we do is measured by return on capital and paid back hurtles effect. That is one of our primarily competitive advantages vis-à-vis, our competition we believe, the fact that we can ramp up new services across our footprint so quickly and efficiently. We don’t think we are going to end up regretting any of our expansion initiatives, organic or strategic, which is the last point I make here. That is the Irish deal underscores our discipline and patience on the acquisition front. While the pipeline is full it is primarily full of excellent opportunities in our view to expand our presence in either existing or continuous markets all on very accretive terms. I think time is kind of on our side here and I get the sense that these opportunities, I think that we know opportunities will continue to present themselves through the balance of the year and I think that is good news.

And as usual I will recognize again the great work of our management team, many of whom are on the phone today. There is no question they are dedicated and motivated group, as you would expect and critical to our success this last quarter and going forward. With that operator we are right on time and will take your questions now.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]. We will take our first question from Frank Knowles with NSR, go ahead please.

Frank Knowles - NSR - Analyst

A few questions just on a bit of the detail of what has been going on in some of your markets. You obviously have met sort of lost video subs in the Netherlands and actually to a slightly greater extent in France. I wonder if that experience, which obviously should be turned around once you get the digital TV production in Holland, means you are more likely to actually rollout a full digital conversion in most of your other markets, as well as just the Netherlands. Secondly I wonder if — it is good to hear your off-net strategy is underway in Holland. Wonder whether if the other cable companies, who are planning launch their invoice over IP products in the second and third quarters this year are planning the same thing and whether that is just going to increase the competitive intensity in that market in your view. The last question is, there is a 55 thousand backlog if you will. The difference between your voice over IP adds and sales, which looks as if it is about 10 weeks run rate, if you can expand on whether that is a number, which you think is going to continue to be about a 10 week delay between sales and adds or whether that is going to contract.

Rick Westerman - United Global Com - CFO

I will try to address each of these and then I will ask Gene Musselman to chip in where appropriate. On the backlog question I think we reported that our backlog invoice is 25 thousand,the difference between your 55 thousand and 25 thousand is preinstalled churn, which runs anywhere between 10-15%. So, you can’t simply take sales less net adds. You have to take into account that in certain instances customers change their minds before we have chance to install. So, the backlog is running around 25,000. Do you want to add anything to that Gene?

Gene Musselman - UPC Division - President

No I think you covered — well the only thing I would say is at the onset of the sales we have an inventory issue on modems that has since been resolved and now we are brining that backlog down into what we would call normal level, which should be somewhere around 20 thousand, in that ballpark. So, we are running just slightly higher than what we should at the present time.

Rick Westerman - United Global Com - CFO

On the off net question, at this stage I don’t think we are aware of any plans by other cable operators to do the same things as you say, offer DSL products in our footprint. I think you need to remember in our case we have a fair amount of knowledge in infrastructure and expertise in this area to our CLEC operation [Provi] telecom, which has operational D-slam and things of that nature. So, it is not a business that I think while economically efficient is necessarily technologically simple and we wouldn’t expect and are not aware of any other movements by other cable operators to do the same things.

In terms of loss of analog subs I think Rick explained the numbers very well, in that we know are showing the migration from analog to digital as a reduction of analog sub.

Mike Fries - United Global Com - President & CEO

And just to give you a little more granularity on that. In France for example we lost 14 thousand analog subs but on the digital side we gained 17 thousand subs. So, our net video RGU count in that country actually went up 3 thousand.

Rick Westerman - United Global Com - CFO

So I think your principal question is, will we look at digital conversion in other markets. I think the answer is yes but we will need to be sure that we have the same characteristics, the same economic components that we are finding in Holland. So, we will just have to see how this works this year and we will fine-tune the strategy in other markets I would say towards the end of this year or early next year.

Frank Knowles - NSR - Analyst

That is really helpful. If I could just follow up on the pre-install churn. Is that a number you expect to keep in at the same level or are there things you can do to reduce that?

Gene Musselman - UPC Division - President

It depends upon the product but basic, for example, you can expect the full range of your product to churn somewhere between 10-15%. So, this is pretty much within the guidelines that we operate. We would like to move it closer to 10 than 15 but on a new product like Boyt, at least initially you will churn a little bit higher.

Operator

We will take our next question from the side of Ben Swinburne or Morgan Stanley, go ahead please.

Ben Swinburne - Morgan Stanely - Analyst

I apologize if you covered this already. I wanted to just dive a little deeper into the migration plan in Holland. What is your assumption in terms of pricing when you roll this product out? Is this being positioned as just an increase in our feature set and content or will it include a rate increase as you roll this out through the market and any impact in terms of second set. I realize it is a much smaller piece of the business in Europe than it is in the US. I am wondering if the plan is to go put boxes in every TV set in your footprint and explain the analog spectrum right away or if that is more of a long-term plan. I don’t know if you have quantified the investment in terms of CapEx on boxes and [truck rolls] aggregate for the market but that would be helpful as well.

Rick Westerman - United Global Com - CFO

Those are all good questions and I think unfortunately we are holding off on providing too much detail until we fine tune the marketing and pricing strategy, which we really have some time to do here with an October launch. What I will say though is that we are trying to make the migration painless and payless for customers in that what they will be gaining is a access to all the digital services we will provide, access to a cable modem service, as well as opening voice services, access to EPG and in addition a more robust basic lineup than they have today on analog.

In terms of rate increases and revenue we obviously expect to generate revenue from new services as I have mentioned but also over time, in the ordinary course, we think we can amortize some element of this expense across that basis video basis service. Just remember that we only offer around 30 channels in analog. So, while reclaiming that analog spectrum is a positive event it is not an imperative event. While we openly expect to do that we will certainly, for a period of time, broadcast in analog, which is sort of the second set strategy if you will. At a minimum people can continue analog services in other rooms and at this stage we will focus primarily on a primary set strategy.

Ben Swinburne - Morgan Stanely - Analyst

Any sort of regulatory maneuvering you have to do ahead of this?

Rick Westerman - United Global Com - CFO

As always we need to be [tempted] into regulatory concerns and we are working our way through that pretty diligently. Mackenzie put out a white paper on digital in Holland, which we think completely supported our point of view here. That point of view is if there is considerable testament required to bring Holland into the digital world so to speak and we believe this strategy, and so do they, for that matter is the right strategy and one that will benefit consumers considerably. Now we do need to work through some regulatory issues but we have been working on these for sometime. Remember this is a project that we conceived well over 12 months ago. So, this is not something we have pulled out of the hat here. We have been in the planning stages from all perspectives for quite a bit of time.

Ben Swinburne - Morgan Stanely - Analyst

Just one follow-up on the voice business, which really is accelerating nicely for you guys. The CapEx and stack numbers are at today, are you sort of at where you think you will be excluding the nature of the improvement in equipment costs over time? So, are your install times and labor costs where you expect them to be long-term in this business or is there improvement you are looking to too drive some better economics on that business?

Gene Musselman - UPC Division - President

I think we can expect better economics going forward because what we are working on is the development of a self-installed model. For example in the Netherlands about 65% now of all our Internet installations are done on a self-installation basis. In Norway we are almost to 100% even using the Triple Play box. So, this is a model that we are trying to replicate and roll out across all the countries. You can also expect further CapEx reductions as we build the volumes and as pricing comes down on CPE.

With regard to stack I think as we bundle and sell the Triple Play into more homes there should be some efficiencies in the marketing and stack site.

Operator

We will move on to Alan Gould with Natexis, go ahead please.

Alan Gould - Natexis - Analyst

Mike especially with respect to voice have you been holding back on your marketing a bit because of product shortages and do your vendors have the ability to move product across countries to meet unexpected demand.

Mike Fries - United Global Com - President & CEO

The answer is yes, and yes. We certainly, as we indicated, came out of the box much more robustly than we anticipated. Sales exceed our expectations considerably and so we did encounter some supply issues and as a result decided, along with other factors, to pace our marketing more conservatively, which we think is the smart answer. It gives you time to fine tune network and customer service issues number one and number two ensure that you can provide markets as rapidly and efficiently as possible.

I think you will see, as I have indicated, a ramp up in marketable serviceable homes in Holland. For example just last week we added a million homes marketable and in France we are going to launch news ASAP next week. So you are going to see a pretty robust pickup in the existing three markets on the marketing side for the second quarter should be equally impressive we believe.

Gene Musselman - UPC Division - President

I should also add, Mike that we have increased our inventory levels considerably rather than running usually a 30 day stock we are more towards a 60/90 anticipation of rolling out additional markets.

Mike Fries - United Global Com - President & CEO

And on the ability to move products across countries, no issue. We are using a handful of different vendors on the ENTA so to some extent you pick your horse initially but we think we are in pretty good position relative to that.

Operator

Our next question is from the site of Adam [Shotz] of First Manhattan. Go ahead please.

Adam Shotz - First Manhattan - Analyst

Hi, I have two questions. The first question is with regard to operating cash flow growth. The target was 20% for ‘05, and I noticed that excluding the Liberty Media International charges of $10 million, organically was 15% and I’m wondering if the 5% differential is going to come from or if we should think about it in terms of acquisitions and if that is the number that we should use going forward. And the second question, is with regards to the cash flow statement if you could just explain a little bit about the $75 million gain, it looks like from derivatives what that was?

Rick Westerman - United Global Com - CFO

The cash flow growth — the 20% guidance target is on a currency-adjusted basis so it does include acquisitions and that 15% number that you referenced excludes acquisitions. So the relevant comparison is the 28% to the 20%.

Mike Fries - United Global Com - President & CEO

I think it is important to point out — not new acquisitions but the acquisitions that we had closed and consolidated in this ‘05 period.

Adam Shotz - First Manhattan - Analyst

Okay.

Mike Fries - United Global Com - President & CEO

And Charles do you want to handle $75 million gain on the convert?

Charlie Bracken - United Global Com - CFO

Yeah, and the way the convert — are you talking about the convertible or are you talking about the impact on—?

Mike Fries - United Global Com - President & CEO

Derivative component of the convertible, which is why we restated our 2004 financial results about a week ago. We’re now bifurcating essentially the bond component from the option component imbedded within our convertible debt and that will introduce a fair amount of volatility to our P&L as we continue to market on a forward going basis. You know since we’re not an earnings based company it is really noise below the cash flow line.

Mike Fries - United Global Com - President & CEO

I want to make sure we got your question on the second one.

Rick Westerman - United Global Com - CFO

Does that answer your question?

Adam Shotz - First Manhattan - Analyst

Yes it did and again on the guidance going forward, the 20% growth on operating cash flow that is inclusive of acquisitions that you’ve already made so going forward if we — say ‘06. I know you haven’t give guidance yet but that is — we should not assume unless you spell out that there’s acquisitions vacant to that as well.

Rick Westerman - United Global Com - CFO

That’s right. I mean if we announce more acquisitions this year that’s not factored into the 20%.

Operator

We’ll move on to our next site, which is Ethan Bellamy with Stifel Nicolaus. Go ahead.

Ethan Bellamy - Stifel Nicolaus - Analyst

Mike I just want to confirm what you said that open TV middleware will be in all the boxes you rollout in the Netherlands.

Mike Fries - United Global Com - President & CEO

That’s correct.

Ethan Bellamy - Stifel Nicolaus - Analyst

And if you could give us a little bit more color on how you think the rate caps on basic cable in the fourth quarter will be affected you know, as we model our two going forward to respect higher rate increases based on more subscribers that aren’t capped?

Mike Fries - United Global Com - President & CEO

I’m not sure I entirely understand the question but on the rate cap issue but we have as you know instituted great harmonization in Holland across the footprint there are a handful relatively small number of subs that yet to conform if you will to the proposed rate increases we continue to exclude those from revenue. So we have been conservative we believe, in revenue recognition on rate increases in those small number of markets but we’re still working that process. In terms of rate caps, I’m not sure what you’re referring to exactly.

Ethan Bellamy - Stifel Nicolaus - Analyst

In terms of regulation.

Mike Fries - United Global Com - President & CEO

Yeah, I mean we are you know, we have — if your question is should you assume rate increases in Holland going forward we have in past taken normal and ordinary course increase across our entire analog footprint consistent with either extraordinary circumstance were we’ve think harmonization is required like in Holland or with normal inflationary movements. So I think it is appropriate to assume some measure of rate increases in the ordinary course across the analog footprint in Holland and Gene I don’t know if you want provide anymore detail but—

Gene Musselman - UPC Division - President

No, I think that’s — you answered that correctly.

Operator

Our next question is from the site of Paul Kagan with Kagan Capital Management. Go ahead please.

Paul Kagan - Kagan Capital Management - Analyst

Mike do you have any digital phone subscribers who take only digital phone?

Mike Fries - United Global Com - President & CEO

I don’t think many. Gene do you want to grab that?

Gene Musselman - UPC Division - President

No, we basically market this as part of a bundle.

Mike Fries - United Global Com - President & CEO

Yeah, and we focus almost entirely on you know buy through the basis media but also importantly, I think bundling is.

Paul Kagan - Kagan Capital Management - Analyst

Do you have a number for revenue per sub per month going — under the RGUs?

Mike Fries - United Global Com - President & CEO

Revenue per sub per month under the new methodology protégées. The revenue protégés you provide.

Paul Kagan - Kagan Capital Management - Analyst

It is really revenue per subscribing household subscribing to anything. Your average — how many underlying subs do you have and what does the average home have?

Mike Fries - United Global Com - President & CEO

Yeah, if you look at our press release you’ll that on the final page of report total customers differ obviously from RGUs. So while we had 11.2 million RGUs, we had 9.2 million total customers subscribing to products and services. I believe on the prior page of that presentation, correct me if I’m wrong, we also provided RPUs per customer relationships which you’ll see is a little under $26.56 and growing pretty considerably quarter-to-quarter up 4% in the fourth quarter and up 18% on the prior year. You can get all that information right in the press release.

Paul Kagan - Kagan Capital Management - Analyst

Thanks, I didn’t have the release for this call. The one last question. The cash flow margins do you — you got a lot of acquisitions that are liable to continue to dilute the margin for a while?

Mike Fries - United Global Com - President & CEO

I think it depends on the acquisition itself. In markets like Ireland where the businesses got a fair amount of organic operating upside and where we think the synergies will be meaningful on a combined basis. Going in margins might come down a bit but over time should creep up France you understand the story. I think in other instances whether in Central Eastern Europe or perhaps on the Western European Countries I think you’ll find margins more comparable to ours going forward than the rest of these — if you look at the pipeline of deals that exist, I think you will find margins more combatable to where we sit today as opposed to diluted.

Paul Kagan - Kagan Capital Management - Analyst

Long term, where do you think are the stabilized margins.

Mike Fries - United Global Com - President & CEO

I think we’ve said historically approaching 40%, in the 40% range in the medium term is an achievable number. And one that creates should drive pretty significant OCF growth.

Operator

We’ll take our next question from the site of Andrew Gundlach with ING. Go ahead please.

Andred Gundlach - Artimus - Analyst

One quick housekeeping question. On the comps on the RGU and customer data if we want to adjust Q2, Q3, and Q4 of last year quickly see the comps going forward. All we have to do is subtract out your DTH customer’s from that number and then we’ll have the equivalent comparable?

Rick Westerman - United Global Com - CFO

The digital?

Mike Fries - United Global Com - President & CEO

Yes your digital.

Rick Westerman - United Global Com - CFO

Yes. It’s a pretty simple adjustment to make.

Andred Gundlach - Artimus - Analyst

Secondly, a little bit of a reference to the prior question on the digital migration in Holland. Does Opita still govern how you charge for that service or are you going to be able to have a little bit more freedom as to how you charge?

Mike Fries - United Global Com - President & CEO

Well, I will let Gene pipe in here too, the “rate regulation” in Holland is not as strict as it sounds. It’s driven by a number of factors and a number of various agencies. It doesn’t, there is no “rate cap” per say but there are various steps we’ll need to go through and review processes. On the digital product itself however, it’s argued that those tiers of service beyond the basic tier service are not subject to similar review of a formal types. But the analog rates are subject to review by [Anime] as well as Optia. Gene, want to add anything to that?

Gene Musselman - UPC Division - President

Probably the only thing I would say is that we’ve been engaged in conversation both with Optia and Anime, even as late as today, and we’re keeping them abreast of our plans and some cases adjusting accordingly based upon our conversations with them so —

Mike Fries - United Global Com - President & CEO

I think the basic message is that the digital services per say are not subject to strict rate regulations.

Andred Gundlach - Artimus - Analyst

I understand. Last question on France. It looked like your France business was doing substantially better as you predicted and the Noos business that you required was doing a touch worse. Can you just help us understand how the two businesses are coming together and if it’s on expectations or off?

Rick Westerman - United Global Com - CFO

Yeah, I’ll address that and let Gene touch on it more specifically. I think what you’ll find is that both operations are largely on track. Individually and collectively. At lease with respect to our own internal views both from the point or and primarily from the point of view of realization of synergies, which are, I think we said in the past with approach $20 million year-over-year and even through the first quarter are on target to achieve those sorts of levels. You want to add anything to that Gene?

Gene Musselman - UPC Division - President

No just as I reported last week in the Denver board meeting. We’re pretty much on track in terms of realizing the synergies that were both in acquisition plan as well as what we budgeted for this year. In fact, we ended the first quarter slightly ahead. It will take the balance of this year to integrate the two entities from a standpoint of work counsels and we hope to have that accomplished by December. And then we’ve got a period of time of just making plans and improvements and rolling out the new services but at this point I would simply say that we’re on track and don’t see any hiccups.

Mike Fries - United Global Com - President & CEO

You’re going to see some variability in the stack lows if that’s what you’re referring to in the three months to March versus three months to December numbers but that’s largely driven by marketing initiatives and stack costs and things of that nature. But I think we’re pretty pleased particularly with Gene and his team’s ability to rapidly integrate these businesses and realize the synergies that we forecast.

Andred Gundlach - Artimus - Analyst

And the churn in the old Noos business despite the integration is okay? Is manageable?

Mike Fries - United Global Com - President & CEO

Gene you want to get that.

Gene Musselman - UPC Division - President

Yes, I think so. As in all of our other markets we’ve put into place specific retention programs including the hiring of a retention manager and a staff that just simply focuses on churn and activities to reduce it and bring customers back who leave the company. I think it is very import in France to get out the Triple Play and as Mike indicated about a month ago we rolled our VoIP in the UPC transport print and we’re leverage off it. Now on May 15th we will roll VoIP out in the Noos footprint were we have two-way or where we have RSF Homes and we will expand VoIP as we increase that footprint. Because of the competitive nature of the French market, you really need to have a Triple Play and I think as we roll this out it will have a positive affect on churn as well.

Andred Gundlach - Artimus - Analyst

Thank you for your comments.

Operator

Our next question is from the site of Matthew Harrigan with Janco Partners. Go ahead please.

Matthew Harrigan - Janco Partners - Analyst

A couple of questions when you look at the Netherlands market given it’s off set boxes obviously you’re going for a lot of functionality and better cable modem and all that. You know versus the very strip down dongle that people [emphasisly] talked about. I know your equation for going all digital is different than somebody like Comcast because if you have an increment in RPU in the digital home you can subsidize the lower price line homes more readily. But can we kind of infer that you’re probably willing to tread a fair number of customers in order to raise the price point under the business model or is there probably always going to be a certain you know quasi analog replacement low double digital RPU. And secondly when you look at VoIP can you talk about the enrichment of the feature set over time. And on the Noos roll out it sounds like you have the stage set since demand has been so high and in metro Paris because it’s so dense aren’t you going to have trouble staging RPU, aren’t you pretty much going to have to line up most of it fairly quickly. And then lastly on the guidance unless you assume the dollar really rallies strongly and all that you got the benefits from MovieCo coming on — the savings there. You already had I guess 100 euros or so stack of extra per customer on the adds in Q1. I know you’re not going to raise your guidance but is there anything you think might this stream might be too optimistic about that might explain why you’re really — you’re pretty much at your annual number even if you just it multiply by the quarter-by-quarter at this point.

Mike Fries - United Global Com - President & CEO

That’s a mouthful. Let me see if I got them all down here. Moving backwards on the guidance point. I know Rick chimed in but I don’t believe my view of the stream is totally optimistic really on any one metric or another. We felt comfortable confirming the guidance based on our results not simply results as reported given F/X movements but also organic results. So but Rick do you have anything to add to that?

Rick Westerman - United Global Com - CFO

Well yeah I think if you adjust the 1.31 for Q1 ‘05 and use the 1.25 that was reported last year and make adjustments for the other currencies and then annualize that cash flow number you’ll see that we’re still a ways from our 20% guidance target and then what that would imply so—

Matthew Harrigan - Janco Partners - Analyst

Well, you don’t mean away from the target? What you’re saying if you currency adjust the annual figure, we need to continue growing the number.

Rick Westerman - United Global Com - CFO

That’s right.

Matthew Harrigan - Janco Partners - Analyst

On the VoIP point, Gene, you want to talk about where we sit on feature roll outs and the Noos roll outs?

Gene Musselman - UPC Division - President

I’d just simply say that the product that we’ve all rolled out at the present offers all the classified features that you would find in a fixed telephony environment. A lot of the new products that we’re looking to roll out shortly would be SMS messaging, as well as palm manager, and a number of other, I guess we would call value added services.

Mike Fries - United Global Com - President & CEO

And the Noos roll outs?

Gene Musselman - UPC Division - President

Pardon?

Mike Fries - United Global Com - President & CEO

Well, the question was whether, you know, do we expect to encounter any complications or unusual delays in rolling out voice in metro Paris?

Gene Musselman - UPC Division - President

No. As I said, we actually have [indiscernible] the customs up as I am speaking. And May 15th, just a few days from now, we will begin the commercial roll out in Paris. We will not be rolling out all areas in Paris, since some of them need upgrading. But I don’t anticipate any problems. We rolled out UPC France without any technical issues at all.

Mike Fries - United Global Com - President & CEO

To cover your first question, Matthew, on the digital, if I understood you correctly, I think the message we would leave you with is that the conversation of digital is not about potentially pricing some customers out of the market at – with the objective of retaining a few high power RPU customers. I mean, we believe this is going to solidify our existing customer base both in analog and digital and will be priced, structured, marketed, and ultimately installed in a very seamless and we believe consumer-friendly manner. So, it’s our view that this is a win-win to our entire video base and over time will allow us to both retain that video base, but more importantly drive bigger revenue and services through that video base, which is really the primarily objective here.

Operator

All right, sir. We’ll go ahead and take our next question from the site of Chris [Wynn] with Informer then.

Chris Wynn - Informer - Analyst

Hi there. Yes, a couple of very quick questions. I know your time is pushing on. The first one, could you just give a bit more detail on the Movieco dispute?

Mike Fries - United Global Com - President & CEO

Yes, well this has been an ongoing dispute that we have reported on pretty consistently and had also historically accrued for in anticipation of essentially not prevailing. But all of our OCF numbers and balance sheet figures have always assumed and accrued for the carriage of the channels that we did in dispute over. But even Movieco was a partnership with UPC, Disney, and Sony, and Holland that was put in place at a time when the expectations for digital in the market 4 or 5 years ago were far more robust and could have been and contained a number of minimum guarantees as you find in these types of arrangements. And we have, because it is uneconomic transaction, we have been attempting to extract ourselves for that. We have successful extracted ourselves from that, and have essentially just paid out what we had accrued, and going forward will not have any further obligations to essentially subsided this movie product. We also don’t nee this movie channel any further, because in our recent acquisition of Canal Plus in Holland, we have acquired movie products from all the other remaining core studios.

Chris Wynn - Informer - Analyst

Okay.

Mike Fries - United Global Com - President & CEO

We now control all the movie rights –well, we have access to all the movie rights and own the entity that provides those movie services or will own it subject to regulatory approval, through all the other major studies in Holland.

Chris Wynn - Informer - Analyst

Okay, thanks. And in regards to the requested to gain capacity on the networks from KPN, I know this was mentioned in the KPN call earlier today. Is that still ongoing? Do you think KPN will get its way?

Mike Fries - United Global Com - President & CEO

If I were KPN, I’d probably been throwing stuff against the wall like that. I mean, my impression from their strategy is try everything, do everything, see what sticks. I would put their request for request for access to our network in that category. I don’t want to be flippant here, but I’ll tell you that they already own a controlling interest in and provide digital [indiscernible] service. They’re making all sorts noise around IPTV launches. They’re talking about accessing our network. Those three strategies seem to me incompatible and it’s unclear to me how they work with each other. So I really think that they’re in the mode of just trying everything. When you report negative growth both in terms of revenue and earnings year or year on a regular basis, I think you’ve got to be worried. And I think they should be worried, because our ability to attract their voice customers, we’re demonstrating pretty readily here, and they need to try to do something. The first thing that they need to do, through, over time is try to rebuild their networks, which by their own [indiscernible] in Euro’s and take until 2009 or ‘10, I believe. So, they’ve got their work cut out for them in the market.

Chris Wynn - Informer - Analyst

Sure. And are you having any conversations with this [indiscernible] that said licensing the football rights, the Dutch domestic football rights?

Mike Fries - United Global Com - President & CEO

Well, we continue to talk to them about that product. We’ll point out that they’re only stated strategy with respect to that, those programming rights, relates to a PC driven streaming product. They are, based on today’s news anyhow, struggling still to put together a “V2 cable product for an IPTV service” the later part of this year, I think, is their current goal. And their only plans at this stage are to stream those soccer rights across to their DSL customer base. We continue to talk with them. At this stage, there’s really nothing to report. But I will point out that in our view those rights are increasing less important, not unimportant but less important, in particular are we are able to retail rights to Champion’s League, which really is a premier football rights across Europe. So, we think we continue to make sure our sports channel is as robust as possible and that we’ve got the must have product on that service, and then we’ll deal with whatever they choose to do over time. And I think they’re still trying to figure that out.

Operator

We’ll go ahead and take our last question from the site of Ken [Albey] with Chevro. Go ahead please.

Ken Albey - Chevro - Analyst

Hi, I believe you said that you would be using Thompson open TV and [indiscernible] as your infrastructure supplies in the Netherlands. Do you have any plans in terms of sanitizing your future needs [indiscernible] on these three suppliers as well?

Mike Fries - United Global Com - President & CEO

Unclear to say I think we’re only focused heavily on one market and that’s Holland. What we do in other markets in other existing digital platforms is to be determined. I would argue with that is that particularly on the box providers, we expect to have multiple providers of the box itself. And so we will over time announce who those are. But, at this stage, it’s premature to argue or to make any comments about what we’ll do with the other markets.

Ken Albey - Chevro - Analyst

Maybe just a small add on. How difficult would it be to standardize? I mean, for example, on [indiscernible] so how would it be – how would you go about switching from liberate to open TV?

Mike Fries - United Global Com - President & CEO

The issue there in any market, it means nothing here, is that it is not as critical, though beneficial sure, but not as critical that you have common platforms market-to-market. It’s important that you have common platforms within markets where your line up, product offering, and technology need to be synched up. In terms of its difficulty, it’s going to vary depending on your starting point. I don’t know if you just want to add anything to that?

Gene Musselman - UPC Division - President

I guess the only thing that I would add is that except for the middle wear, as we said we started with [Liberates], we pretty much have standardized and have a set of specifications that will apply to all the markets. And secondly, we essentially, our philosophy is using two vendor strategy, which are backwards compatible with one another, and that’s basically the way we execute.

Mike Fries - United Global Com - President & CEO

Okay, well listen, thank you everybody. I appreciate you staying on so long. Again, I think it was from our point of view a very satisfying quarter. And we look forward to speaking to you in the next quarter reporting hopefully comparable and exciting growth. So, thanks very much and we’ll speak to you soon.

Operator

Ladies and gentlemen, this includes the UnitedGlobalCom First Quarter 2005 Investor Call. As a reminder, the call will be available and the presentation slides will be posted in the investor relationship section of the UnitedGlobalCom’s website, www.UnitedGlobal.com. Thank you.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.